SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 6)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Goldcorp Inc.

(Name of Subject Company)

Goldcorp Inc.
(Name of Persons Filing Statement)

Common Stock
(Title of Class of Securities)

38095640
(CUSIP Number of Class of Securities)

R. Gregory Laing
Goldcorp Inc.
145 King Street West, Suite 2700
Toronto, Ontario M5H 1J8, Canada
(416) 865-0326
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Michael Melanson Fraser Milner Casgrain LLP 1 First Canadian Place, 39th Floor 100 King Street West Toronto, Ontario M5X 1B2 Canada (416) 863-4511		Gil Cornblum Dorsey & Whitney LLP BCE Place 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1 Canada (416) 367-7370

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as amended by Amendment No. 1 filed on January 26, 2005, Amendment No. 2 filed on January 28, 2005, Amendment No. 3 filed on February 1, 2005, Amendment No. 4 filed on February 3, 2005 and Amendment No. 5 filed on February 4, 2005 (as amended, the “Statement”), initially filed by Goldcorp Inc. (“Goldcorp” or the “Company”) with the Securities and Exchange Commission on January 21, 2005 relating to the exchange offer (the “Offer”) made by Glamis Gold Ltd. (“Glamis” or the “Offeror”) for all of the issued and outstanding common shares of Goldcorp. On February 7, 2005, Glamis announced an increase to the exchange ratio of the Offer from 0.89 to 0.92 Glamis common shares for each Goldcorp common share. In connection with the Offer, the Company’s board of directors prepared a directors’ circular (the “Directors’ Circular”) pursuant to applicable securities laws in Canada. The Directors’ Circular was filed as exhibit (a)(2)(A) to the initial Schedule 14D-9. Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Directors’ Circular.

Item 9.     EXHIBITS

     Item 9 is hereby amended and supplemented to include the following exhibits:

(a)(2)(O)	Press release of Goldcorp Inc. (incorporated by reference to Goldcorp’s Amendment No. 9 to Schedule TO, filed February 8, 2005)

(a)(2)(P)	Additions to Powerpoint Slide Presentation of Goldcorp Inc. entitled “Goldcorp + Wheaton — the Superior Alternative”, dated January 25, 2005 (incorporated by reference to Goldcorp’s Amendment No. 9 to Schedule TO, filed February 8, 2005)

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLDCORP INC.
By:	/s/ R. Gregory Laing
R. Gregory Laing
Vice President, Legal

Date: February 8, 2005

EXHIBIT INDEX

Exhibit	Description
(a)(2)(A)	Directors’ Circular, dated January 20, 2005*

(a)(2)(B)	Press release of Goldcorp Inc.*

(a)(2)(C)	Letter by Goldcorp Inc. to Goldcorp shareholders, dated January 25, 2005*

(a)(2)(D)	Powerpoint Slide Presentation of Goldcorp Inc. entitled “Goldcorp + Wheaton — the Superior Alternative*

(a)(2)(E)	Advertisements concerning the Offer placed by Goldcorp Inc. on certain internet websites*

(a)(2)(F)	Press release of Goldcorp Inc.*

(a)(2)(G)	Additions to Powerpoint Slide Presentation of Goldcorp Inc. entitled “Goldcorp + Wheaton — the Superior Alternative*

(a)(2)(H)	Transcript of conference call held on January 27, 2005 to discuss the Offer and Goldcorp’s offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd.*

(a)(2)(I)	Letter and brochure by Goldcorp Inc. to Goldcorp shareholders, dated January 31, 2005*

(a)(2)(J)	Addition to Powerpoint Slide Presentation of Goldcorp Inc. entitled “Goldcorp + Wheaton — the Superior Alternative”, dated January 25, 2005*

(a)(2)(K)	Transcript of interview originally aired on CNBC program, Squawk Box, on February 1, 2005*

(a)(2)(L)	Form of Newspaper Advertisement published in the February 3, 2005 editions of the Wall Street Journal, Globe and Mail, Montreal Gazette and Investor’s Business Daily*

(a)(2)(M)	Transcript of radio advertisement of Goldcorp Inc.*

(a)(2)(N)	Press release of Goldcorp Inc.*

(a)(2)(O)	Press release of Goldcorp Inc. (incorporated by reference to Goldcorp’s Amendment No. 9 to Schedule TO, filed February 8, 2005)

(a)(2)(P)	Additions to Powerpoint Slide Presentation of Goldcorp Inc. entitled “Goldcorp + Wheaton — the Superior Alternative”, dated January 25, 2005 (incorporated by reference to Goldcorp’s Amendment No. 9 to Schedule TO, filed February 8, 2005)

(e)(1)	Notice of Special Meeting of Shareholders and Management Information Circular of Goldcorp, dated January 4, 2005*

Exhibit	Description

(g)(1)	Investor script used by Kingsdale Shareholder Services Inc. for Goldcorp shareholder calls*

*	Previously filed.